                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

(MARK ONE)

[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM                 TO
                               ---------------    ---------------

COMMISSION FILE NO.                 0-19253

         A. FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

                        PANERA BREAD COMPANY SAVINGS PLAN

         B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

                              PANERA BREAD COMPANY
                                6710 CLAYTON ROAD
                           RICHMOND HEIGHTS, MO 63117
                                 (314) 633-7100

PANERA BREAD COMPANY SAVINGS PLAN

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
DECEMBER 31, 2001 AND 2000

                                                                                                   PAGE(S)
Report of Independent Accountants                                                                       1

Financial Statements:
   Statement of Net Assets Available for Benefits,
    December 31, 2001 and 2000                                                                          2

   Statement of Changes in Net Assets Available for Benefits
    For the year ended December 31, 2001                                                                3

Notes to Financial Statements                                                                          4-8

Supplemental Information*:
   Schedule of Assets (Held at End of Year),
    December 31, 2001                                                                              Schedule I

   Schedule of Nonexempt Transactions for the
    Year Ended December 31, 2001                                                                   Schedule II


* OTHER SCHEDULES REQUIRED BY 29 CFR 2520.103-10 OF THE DEPARTMENT OF LABOR'S RULES AND REGULATIONS FOR REPORTING AND DISCLOSURE UNDER ERISA HAVE BEEN OMITTED BECAUSE THEY ARE NOT APPLICABLE.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrator of Panera Bread Company Savings Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Panera Bread Company Savings Plan (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2001 and schedule of reportable transactions for the year ended December 31, 2001 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




/s/ PriceWaterhouseCoopers LLP

June 13, 2002

PANERA BREAD COMPANY SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------

                                                          2001           2000
Assets:
   Investments at fair value                           $2,775,816     $2,128,608


   Receivables:
     Employee contributions                                31,647         19,554

     Employer contributions                                 8,493          5,347
                                                       ----------     ----------
                                                           40,140         24,901
                                                       ----------     ----------
       Net assets available for benefits               $2,815,956     $2,153,509
                                                       ----------     ----------


   The accompanying notes are an integral part of these financial statements.

PANERA BREAD COMPANY SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2001
--------------------------------------------------------------------------------

Additions:
 Additions to net assets attributed to:
  Contributions:
   Participant                                                      $   742,191
   Employer                                                             122,629
   Rollovers                                                             11,908

  Investment Income:
   Net depreciation in fair value of investments                       (175,485)
   Interest income                                                        4,246
   Dividends                                                              8,650
  Demutualization compensation                                           55,926
                                                                    -----------

 Total additions                                                        770,065

Deductions:
 Deductions from net assets attributed to:
  Benefits paid to participants                                          96,303
  Administrative expenses                                                11,315
                                                                    -----------

 Total deductions                                                       107,618
                                                                    -----------

  Net increase                                                          662,447
                                                                    -----------

Net assets available for benefits:
 Beginning of year                                                    2,153,509
                                                                    -----------

 End of year                                                        $ 2,815,956
                                                                    -----------



   The accompanying notes are an integral part of these financial statements.

PANERA BREAD COMPANY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------

1.       DESCRIPTION OF PLAN

         The following description of the Panera Bread Company Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

         The Plan is a defined contribution plan covering substantially all employees of Panera Bread Company (the "Company", the "Plan Sponsor") who have worked at least one year in which they have completed 1,000 hours or more of service and are age twenty-one or older. The Plan was established on May 15, 1999 in connection with the Company's sale of its Au Bon Pain Division. Company employees were previously covered under the Au Bon Pain defined contribution plan. Outstanding balances held by Company employees as of the date of the sale were transferred into the newly formed Plan and invested in various investment choices as directed by each participant. Employees are eligible to participate in the Plan at the beginning of the earliest quarter following the completion of the service requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

         CONTRIBUTIONS

         Each year, participants may contribute up to 15 percent of pretax annual compensation, as defined in the Plan, limited to a maximum annual contribution of $10,500 in 2001 and 2000 under the provisions of the Internal Revenue Code (IRC). Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers ten funds, Panera Bread Company stock, and an insurance investment contract as investment options for participants. Effective January 1, 2000, the employer matching contribution became mandatory at 50% of the participant's contribution on the first 3% of pay. For the year ended December 31, 2001, the Company made matching contributions of $122,629. The Plan also has an additional employer discretionary profit sharing provision applicable to employees who meet eligibility requirements for the Plan and are employed by the Plan Sponsor on the last day of the Plan year. The discretionary profit sharing contributions are allocated to participants on a ratio basis, as defined in the Plan agreements, and are invested as directed by the participants. Contributions are subject to certain IRC limitations. No such discretionary profit sharing contributions were made during 2001.

         PARTICIPANT ACCOUNTS

         Each participant's account is credited with the participant's contribution and allocation of (a) the Company's contribution and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined by the Plan agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

         VESTING

         Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company's contribution portion of their accounts is based on years of continuous service. A participant is 100 percent vested after five years of credited service.

PANERA BREAD COMPANY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------

         FORFEITURES

         Forfeitures of nonvested Company contributions are used to reduce the amount of future Company matching contributions and to pay administrative expenses of the Plan. Forfeitures for the year ended December 31, 2001 were $3,694.

         PARTICIPANT LOANS

         Participants may borrow from their vested fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50 percent of their account balance. The loans are collateralized by the balance in the participant's account and bear interest at rates that are commensurate with local prevailing rates as determined quarterly by the Plan administrator.

         PAYMENT OF BENEFITS

         Upon termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over a specified time period. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

         INVESTMENT OPTIONS

         Upon enrollment in the Plan, a participant may direct employee contributions in 1% increments allocable to their respective accounts which are to be invested in their choice of funds. For additional information related to these funds, participants should refer to various prospectuses on file with the Company.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF ACCOUNTING

         The financial statements of the Plan are prepared using the accrual method of accounting.

         ESTIMATES

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

         INVESTMENT VALUATION AND INCOME RECOGNITION

         The Plan's investments that are maintained in separate accounts by The Principal Financial Group (Principal) investment managers are valued at quoted market prices provided by Principal. The Plan's guaranteed interest contract is stated at calculated fair value based on a formula utilizing the contract value adjusted for (a) differences between the interest rate on the account and current interest rates and (b) the maturity date. This contract bears interest at 6.3% and 5.35% at December 31, 2001 and 2000, respectively. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end, which approximates market value. The fair value of the Panera Bread Common Stock Fund is determined using year-end published market prices.

         Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividend income is recorded on the ex-dividend date. The Plan presents

PANERA BREAD COMPANY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------

         in the Statement of Changes in Net Assets Available for Benefits the net appreciation or depreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

         RISKS AND UNCERTAINTIES

         The Plan provides for various investment options in a combination of bond and stock mutual funds, common stock, and an investment contract. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the near term would materially affect the fair value reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

         PAYMENT OF BENEFITS

         Benefits are recorded when paid.

3.       INVESTMENTS

         The following presents investments that represent 5 percent or more of the Plan's net assets at December 31, 2001 and 2000:

                                                                             2001         2000
         The Principal Financial Group, Money Market Fund                $1,136,579   $  308,322
         The Principal Financial Group, Large Capital Stock Index Fund      551,219      547,083
         The Principal Financial Group, Large Company Value Fund                 --      234,260
         The Principal Financial Group, Guaranteed Interest Contract        233,068      193,899
         Vanguard Group, Vanguard Asset Allocation Fund                          --      316,005
         Putnam Funds, Putnam Global Growth Fund                                 --      380,945
         The Principal Financial Group, Bond and Mortgage Fund              211,846      380,945
         Panera Bread Class A Stock Fund                                    201,202           --

         During the year ended December 31, 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the respective period (depreciated)/appreciated in value by $(175,485), as follows:

         Guaranteed Interest Contract       $  12,591
         Money Market Fund                     16,991
         Bond and Mortgage Fund                 8,798
         Large Capital Stock Index Fund       (74,229)
         Large Company Value Fund             (35,419)
         Vanguard Asset Allocation Fund       (39,126)
         Putnam Global Growth Fund           (144,697)
         Principal Financial Group Stock       16,494
         Strong Opportunity Fund                2,462
         Capital Appreciation Fund                503
         Equity Income Fund                     3,480
         Advanced Equity Growth Fund            1,497
         Advanced Mid Cap Fund                  4,695
         Putnam International Growth Fund       1,340
         Panera Bread Class A Stock Fund       49,135
                                            ---------
                                            $(175,485)
                                            =========

PANERA BREAD COMPANY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------

         Effective October 26, 2001, Principal Financial Group demutualized and paid its policyholders an amount equivalent to their equity ownership in the Company. This payment is found in demutualization compensation on the financial statements.

4.       PLAN TERMINATION

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Participants should refer to the Plan Agreement for a description of the priorities or distribution of Plan benefits in the event of termination. Generally, any distribution would be made in proportion to the participant's interest, after deduction of allowable expenses.

5.       TAX STATUS

         The Plan was developed using a prototype plan document provided by The Principal Financial Group. The prototype plan document was subject to review by the Internal Revenue Service (IRS) and was determined to be designed in accordance with applicable sections of the IRC. Although the prototype plan document has been amended since being reviewed by the IRS, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

6.       TRANSACTIONS WITH PARTIES-IN-INTEREST

         At December 31, 2001, the Plan held units of participation in various pooled separate accounts and a guaranteed interest contract of The Principal Financial Group, the Plan Custodian. During 2001, participants were also able to purchase shares of Company stock as an investment option. These various investments had a total fair value of $2,403,176 and $1,389,238 at December 31, 2001 and 2000, respectively.
         During the year ended December 31, 2001, transactions with these investments included aggregate purchases of $1,791,714 and aggregate sales of $772,138. These transactions are allowable party-in-interest transactions under Section 408(b)(8) of the ERISA regulations.

PANERA BREAD COMPANY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------

         Fees paid by the Plan for investment management and administrative services were $11,315 for the year ended December 31, 2001.

7.       RECONCILIATION OF FINANCIAL STATEMENTS WITH FORM 5500

         The following is a reconciliation of the participant contributions per the 2000 financial statements to the related Form 5500. There were no reconciling differences in 2001.

                                                      2000

          Participant contributions per the
           financial statements                     $561,868
          Amounts receivable from participants         7,950
                                                    --------
          Participant Contributions per Form 5500   $569,818
                                                    ========

PANERA BREAD COMPANY SAVINGS PLAN                                     SCHEDULE I

SUPPLEMENTAL INFORMATION
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2001
--------------------------------------------------------------------------------

                                                                                                 MARKET
        IDENTITY OF PARTY INVOLVED          DESCRIPTION OF ASSET                                 VALUE

*   The Principal Financial Group           Guaranteed Interest Contract                     $    233,068
*   The Principal Financial Group           Money Market Fund                                   1,136,579
*   The Principal Financial Group           Bond and Mortgage Fund                                211,846
*   The Principal Financial Group           Large Capital Stock Index Fund                        551,219
*   The Principal Financial Group           Principal Financial Group Stock Fund                   69,262
    Strong                                  Strong Opportunity Fund                                24,425
    T Rowe Price                            Capital Appreciation Fund                             133,595
    T Rowe Price                            Equity Income Fund                                     68,459
    Fidelity                                Advanced Equity Growth Fund                            21,710
    Fidelity                                Advanced Mid Cap Fund                                  41,691
    Putnam Funds                            Putnam International Growth Fund                       27,790
*   Panera Bread Co.                        Panera Bread Class A Stock Fund                       201,202
*   Participant Loans                       Participant Loans (various maturities with
                                            interest rates ranging from 6.75% to 11.5%)            54,972
                                                                                             ------------
                                                                                             $  2,775,816
                                                                                             ============

*        Represents parties-in-interest.

PANERA BREAD COMPANY SAVINGS PLAN                                    SCHEDULE II

SUPPLEMENTAL SCHEDULE
SCHEDULE OF NONEXEMPT TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2001
--------------------------------------------------------------------------------


        (a)                  (b)                    (c)                            (d)           (e)            (f)
 IDENTITY OF PARTY   RELATIONSHIP               DESCRIPTION OF                   PURCHASE      SELLING         LEASE
     INVOLVED          TO PLAN                   TRANSACTION                      PRICE         PRICE          RENTAL
The Principal Group   Custodian      Improper loan from Plan to employer for
                                       failure to remit employees' 10/26/01
                                       contributions to the Plan timely.


                                                                     (i)
        (a)                       (g)                 (h)          CURRENT            (j)
 IDENTITY OF PARTY          EXPENSE INCURRED        COST OF       VALUE OF         NET GAIN
     INVOLVED               WITH TRANSACTION        ASSET           ASSET         OR (LOSS)(1)
The Principal Group                                 $ 27,948      $ 28,082          $   134

(1) The net gain represents the amount of interest the contributions remitted to the Plan would have earned if timely deposited. The interest cost was calculated using the prime plus 2% (approx. 6-3/4%) for 2001 investment options available.

                                   SIGNATURES

         THE PLAN. PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE TRUSTEES (OR OTHER PERSONS WHO ADMINISTER THE EMPLOYEE BENEFIT
PLAN) HAVE DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.

                                    PANERA BREAD COMPANY SAVINGS PLAN
                                    BY: PANERA BREAD COMPANY, PLAN ADMINISTRATOR

                                    BY:  /s/ William W. Moreton
                                        ----------------------------------------
                                    NAME:    WILLIAM W. MORETON
                                    TITLE:   EXECUTIVE VICE PRESIDENT
                                             CHIEF ADMINISTRATIVE OFFICER

                                    DATE:    JUNE 26, 2002

                                  EXHIBIT INDEX

    EXHIBIT NO.       TITLE
    -----------       -----
         23           CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS